

December 22, 2010

Momoko A. Beran
Chief Financial Officer
Simulations Plus, Inc.
42505 Tenth Street West
Lancaster, CA 93534-7059

> **Re: Simulations Plus, Inc.**
> **Schedule 14A**
> **Filed December 15, 2010**
> **File No. 001-32046**

Dear Ms. Beran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 3: Amendment of Bylaws to Increase Authorized Number of Directors, page 7

1.   We note that you believe that increasing the authorized number of directors is in your best interests. Please revise the proxy to include a more detailed description of the reasons for and general effect of amending your bylaws to increase the minimum and maximum number of directors from the current minimum of three and maximum of five directors to a new minimum of five and maximum of nine directors. Please see Item 19 of Schedule 14A.

2.   You disclose that you have attached a copy of the Certificate of Amendment to the proxy as Appendix A, but it does not appear that Appendix A is included in the filing. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3457 with any questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel